UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 28, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Proposal by Asahi Kasei Corporation

On May 28, 2024, Calliditas Therapeutics AB (publ), a public limited company organized under the laws of Sweden (“Calliditas,” or the “Company”), issued a press release announcing an offer from Asahi Kasei Corporation (“Asahi Kasei”) to acquire all the Company’s common shares, quota value of SEK 0.04 per share (the “Shares”) for SEK 208 in cash per Share (the “Offer”). The Offer also includes a concurrent offer by Asahi Kasei to acquire all outstanding American Depositary Shares of Calliditas, each representing two Shares (the “ADSs”) for SEK 416 in cash per ADS, which will be conducted pursuant to the securities rules of the United States. The total value of the Offer corresponds to approximately SEK 11.164 billion. The Board of Directors of Calliditas unanimously recommends that shareholders and holders of the ADSs accept the public tender offer by Asahi Kasei.

Pursuant to the Offer, Asahi Kasei is expected to commence a tender offer on or around July 18, 2024 to acquire all of the outstanding Shares and ADSs of Calliditas.

Consideration for the ADSs will be paid in cash in U.S. dollars in an amount to be determined based on the SEK/USD exchange rate on the business day before the date on which Asahi Kasei makes the Offer consideration available to the settlement agent for settlement of the ADSs tendered pursuant to the Offer.

Press Release

Furnished herewith as Exhibit 99.1 is a copy of the press release of the Company, dated May 28, 2024, announcing the anticipated Offer.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-272594 and 333-240126).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 28, 2024

Additional Information and Where to Find It

The Offer for the outstanding registered common shares and ADSs of the Company has not yet been commenced. This Report on Form 6-K is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company’s securities. At the time the Offer is commenced, Asahi Kasei will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Offer. The solicitation and the offer by Asahi Kasei to purchase the common shares and ADSs of the Company will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other Offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that the Company’s investors and security holders should consider before making any decision regarding tendering their common shares and ADSs, including the terms and conditions of the Offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and the Company’s investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Asahi Kasei and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Asahi Kasei and the Company file with the SEC will be made available to all investors and security holders of the Company free of charge at Asahi Kasei's website at www.asahi-kasei.com/announcement/01.html or by contacting Asahi Kasei, through Georgeson, at asahi-kasei@georgeson.com. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company from the Company’s website at https://www.calliditas.se/en/investors/ or by contacting the Company’s investor relations department at ir@calliditas.com.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This communication contains forward-looking statements concerning the Company, Asahi Kasei and the Offer that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer; statements about the expected timetable for the consummation of the Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Asahi Kasei. The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; expectations for the Company’s commercial product and product pipeline, including addressable market size and growth, market adoption and revenue expectations; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the Offer, may not materialize as expected; the possibility that the Offer may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of our shareholders and ADS holders will participate in the Offer; the possibility of regulatory approvals required for the Offer not being timely obtained, if obtained at all, or being obtained subject to conditions; the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived; the possibility that no compulsory redemption of the non-tendered Shares and ADSs may occur, in which case the non-tendering holders would own securities of a subsidiary of Asahi Kasei; the possibility that competing offers will be made; prior to the completion of the Offer, the Company’s business experiencing disruptions due to Offer-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Offer; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available in the “Investors” section of the Company’s website, https://www.calliditas.se/en/investors/, under the heading “SEC Filings”, and in any subsequent documents Calliditas files or furnishes with the SEC. While Calliditas may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: May 28, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer